Exhibit (d)(7)

RESTRICTIVE COVENANT AGREEMENT

This RESTRICTIVE COVENANT AGREEMENT (this “Agreement”) is delivered as of March 11, 2018 by Lewis C. Pell, an individual resident of the State of New York (“Pell”), to LM US Parent, Inc., a Delaware corporation (“Parent”), and is for the benefit of Parent and the Acquired Companies.

W I T N E S S E T H:

WHEREAS, Pell owns an interest in Cogentix Medical, Inc., a Delaware corporation (the “Company”);

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among the Company, Parent, Camden Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub will, at the Closing, merge with and into the Company (the “Merger”), with the Company to be the surviving corporation of the Merger and, accordingly, a wholly-owned subsidiary of Parent, such that Parent will acquire ownership of the business conducted by the Company and each of the Company Subsidiaries (the Company and such Subsidiaries, collectively, the “Acquired Companies”); and

WHEREAS, the goodwill of the business of the Company and the other Acquired Companies is a material part of their value, and it is a material inducement for Parent’s consummation of the Merger and the other Transactions pursuant to the Merger Agreement that Pell enter into this Agreement to provide certain covenants restricting the solicitation and employment of certain employees and protecting confidential information, in order to more fully vest in Parent the benefits of ownership of the Company and the other Acquired Companies.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, hereby agree as follows:

1. Nonsolicitation and Related Matters.

(a) Capitalized terms used without definition herein shall have the respective meanings ascribed to them in the Merger Agreement. As used in this Section 1, the following terms have the meanings given to such terms below:

(i) “Confidential Information” means all non-public confidential or proprietary information (whether or not specifically identified as confidential), in any form or medium, that was disclosed to, or learned by Pell while an owner of any capital stock or other interest in the Company or any other Acquired Company that relates to the business, affairs, products, services, research and development, relationships, proprietary rights and goodwill of the Acquired Companies or any of their respective personnel. Notwithstanding the foregoing, “Confidential Information” does not include any information which (A) was in Pell’s possession prior to disclosure by an Acquired Company (provided that, to Pell’s best knowledge, such information was not subject to another confidentiality obligation to any Acquired Company), or becomes available to Pell on a non-confidential basis from a source, other than an Acquired Company or any of their representatives or advisors, that, to Pell’s best knowledge, was not then under a confidentiality obligation to any Acquired Company with respect to such information, (B) is or becomes generally available to the public other than as a result of a disclosure by Pell in breach of this Agreement or any breach of other confidentiality obligations by third parties, or (C) Pell can demonstrate is independently developed by Pell without use or benefit of the Confidential Information.

(ii) “employ” and its variations means both the relationship of employee/employer and any similar relationship including, but not limited to, independent contractor relationships and consultant relationships.

(iii) “Restricted Executive” means each of Darin Hammers, Brett Reynolds, Ash Keswani, Chris Arnold, Dan Merz and Frank van Dijk, and each of their respective direct reports (whether as of the date hereof or as of the Closing Date).

(iv) “Restricted Period” means the period commencing on the Closing Date and ending on the second anniversary of the Closing Date.

(b) Except as otherwise approved in writing by Parent, during the Restricted Period, Pell will not, directly or indirectly, through one or more intermediaries, agents or otherwise, employ, engage as a consultant, induce, solicit for employment or engagement as a consultant, or assist others in employing, including soliciting for employment or engagement as a consultant any Restricted Executive; provided, however, that general advertising over the internet, in print media or other mass media will not be deemed to be inducement of any Restricted Executive as long as such general advertising is not targeted at any Restricted Executive or group of Restricted Executives; provided, further, however, that, following any response by a Restricted Executive to any such general advertising, Pell shall remain subject to, and shall comply with, the restrictions in this Section 1(b), including refraining from further soliciting, or hiring or so engaging, such Restricted Executive.

(c) Pell will not, at any time, directly or indirectly through any other Person, (i) retain or use for the benefit, purposes or account of Pell or any other Person, or (ii) disclose, divulge, reveal, communicate, share, transfer or provide access to any Person, any Confidential Information. In the event that Pell is requested or required (by oral question or request for information or documents in any suit, action, claim, inquiry, audit, investigation, interrogatory, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, Pell will notify Parent promptly of the request or requirement so that Parent or any Acquired Company may seek an appropriate protective order or waive compliance with the provisions of this Section 1(c). If, in the absence of a protective order or the receipt of a waiver hereunder, Pell is, on the advice of counsel, compelled to disclose any Confidential Information to any court or other tribunal or else stand liable for contempt, Pell may disclose the required Confidential Information to such tribunal; provided, however, that Pell shall use commercially reasonable efforts to obtain, at the reasonable request of Parent or any Acquired Company (at their expense), an order or other assurance that confidential treatment will be afforded to such portion of the Confidential Information required to be disclosed as Parent or such Acquired Company shall designate. Further, the provisions of this Section 1(c) shall not prohibit disclosure required in connection with the enforcement of any right or remedy relating to this Agreement, the Merger Agreement or any documents, instruments and certificates explicitly referred to in the Merger Agreement and the transactions contemplated hereby and thereby or the defense of such enforcement by any other party.

(d) Pell shall not disparage Parent, any Acquired Company or any of their respective officers, directors, employees, shareholders, agents, services or products other than (i) in truthful testimony given in response to a lawful subpoena or similar court or governmental order, (ii) truthful disclosures in connection with any investigation or to any regulatory, self-regulatory or supervisory authority purporting to have jurisdiction over Pell or (iii) in connection with the enforcement of any right or remedy relating to this Agreement, the Merger Agreement or any documents, instruments and certificates explicitly referred to in the Merger Agreement and the transactions contemplated hereby and thereby or the defense of such enforcement by any other party.

(e) Pell agrees that the covenants in this Section 1 are reasonable given Pell’s prior access to the confidential information of Acquired Companies regarding identifiable, specific and discrete business opportunities being pursued by the Acquired Companies, the substantial knowledge and goodwill Pell has acquired with respect to the Acquired Companies’ business as a result of Pell’s involvement with the

Acquired Companies and the real and potential competition encountered (and reasonably expected to be encountered) by Parent and the Acquired Companies should Pell engage in any of the conduct described above. Notwithstanding the foregoing, if any provision of this Section 1 is unlawful, against public policy or otherwise declared void, such provision shall not be deemed part of this Section 1, which otherwise shall remain in full force and effect. If, at the time of enforcement of the provisions of this Section 1, a court or other tribunal holds that the duration, scope or area restriction stated herein is unreasonable under the circumstances then existing, Pell agrees that the court should enforce the restrictions to the extent it deems reasonable. In the event that any court will not reform a provision in this Section 1, then Pell agrees to enter into an agreement to reform such provisions to set forth the maximum limitations permitted by applicable law.

(f) Pell acknowledges that Parent and the Acquired Companies will suffer irreparable harm in the event that Pell breaches any of Pell’s obligations under this Section 1 and that monetary damages will be inadequate to compensate Parent and the Acquired Companies for such breach. Accordingly, Pell agrees that, in the event of breach by Pell of any of Pell’s obligations under this Section 1, Parent and/or any Acquired Company will be entitled to seek (and, to the fullest extent permitted by law, obtain) from any court of competent jurisdiction temporary, preliminary and permanent injunctive relief, and expedited discovery for the purpose of seeking relief, in order to prevent or to restrain any such breach. Nothing herein shall be construed as prohibiting Parent or the Acquired Companies from pursuing any other equitable or legal remedies for such breach or threatened breach, including the recovery of monetary damages from Pell. Parent and the Acquired Companies will each be entitled to recover their respective costs incurred in connection with enforcing this Section 1, including reasonable attorneys’ fees and expenses. In the event of a breach by Pell of any covenant set forth in this Section 1, the Restricted Period shall be extended by the period of the duration of such breach.

(g) The rights and remedies of Parent and the Acquired Companies hereunder are not exclusive of or limited by or in limitation of any other rights or remedies that they may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative. Without limiting the generality of the foregoing, the rights and remedies of Parent and the Acquired Companies hereunder, and the obligations and liabilities of Pell hereunder, are in addition to their respective rights, remedies, obligations and liabilities under the law of unfair competition.

2. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. In the event that any provision hereof would, under applicable Law, be invalid or unenforceable in any respect, each party hereto intends that such provision will be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable Law.

3. Governing Law; Consent to Jurisdiction. This Agreement, the rights of the parties hereunder and all Actions arising in whole or in part under or in connection herewith, will be governed by and construed and enforced in accordance with the domestic substantive laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction. Each of the parties hereto consents to exclusive personal jurisdiction, service of process and venue in the federal or state courts of the State of Delaware for any Action arising under this Agreement and, in furtherance thereof, the provisions of Section 9.10 of the Merger Agreement are incorporated herein by reference, mutatis mutandis.

4. Amendment; Waiver. This Agreement may be amended, modified or superseded only by a written instrument signed by Pell and Parent. The rights of Parent and the Acquired Companies hereunder may be waived only by a writing signed by Parent, expressly setting forth the rights so waived and the matters as to which they are so waived, and any such waiver shall be limited to the matters expressly set forth in such writing. No failure or delay of Parent or any Acquired Company in enforcing any of their rights hereunder at any time shall constitute or evidence any waiver of such rights.

5. Effectiveness. This Agreement will become effective upon the consummation of the Merger.

6. Miscellaneous. No party hereto shall assign any of its rights under this Agreement without obtaining the prior consent of the other parties to this Agreement, except that Parent and the Acquired Companies may assign any of their rights under this Agreement, without the prior consent of Pell, to an affiliate thereof or to any succeeding owner (directly or indirectly) of such Acquired Company or any other person or entity who succeeds to any material part of the business of the Acquired Companies, or to or for the benefit of any lender as collateral security for any obligations of Parent, the Acquired Companies or their affiliates to such lender in connection with such lender’s loan or loans to any of them; provided, however, that in no event shall any such assignment be deemed to in any way expand the scope, duration or coverage of any of the provisions hereof as they relate to Pell. Except as otherwise specifically set forth herein, all the provisions of this Agreement shall be binding upon Pell, and inure to the benefit of Parent and the Acquired Companies (each of which is an intended third party beneficiary of this Agreement with an independent right to enforce its terms; provided, however, that Parent may enforce this Agreement on behalf of the Acquired Companies as well), and their respective successors and assigns. The captions of this Agreement are for convenience of reference only and shall not affect in any manner any of the terms, covenants or conditions hereof. As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. This Agreement may be executed in multiple counterparts (including by facsimile or electronic signature), each of which shall be deemed an original, but all of which together shall constitute one and the same document. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party.

7. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered to the parties at, with respect to Parent, the addresses set forth with respect to Parent in Section 9.4 of the Merger Agreement, and, with respect to Pell, to the address set forth with respect to Pell set forth below:

Name:	Lewis C. Pell
Mailing	Address: 1 W. 72nd Street, #47

 New York, NY 10023

Phone	Number: 914-523-1224
Email	Address: lewiscpell@jessco.org

(or, in each case, at such other address as Parent or Pell, respectively, may specify to the other party by like notice), and, in each case, with the effective time of such delivery as set forth in Section 9.4 of the Merger Agreement. Any notice, request, claim, demand or other communication under this Agreement shall, if sent by electronic mail, expressly state in the subject line thereof “NOTICE UNDER COGENTIX RESTRICTIVE COVENANT AGREEMENT.”

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date and year first above written.

LM US Parent, Inc.

By:	/s/ Michael Frazzette

Name:	Michael Frazzette
Title:	Chief Executive Officer

[Pell’s Signature Page Follows]

[Signature Page to Restrictive Covenant Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date and year first above written.

/s/ Lewis C. Pell
Lewis C. Pell

[Signature Page to Restrictive Covenant Agreement]